FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   ✓   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A press release made in English by JA Solar Holding Co., Ltd.  (the “Registrant”) on May 20, 2008 regarding the Registrant’s closing of concurrent offering of $400 million of senior convertible notes and up to 13,125,520 borrowed American depositary shares.

JA Solar Closes Concurrent Offerings of $400 Million of Senior
 Convertible Notes and Up to 13,125,520 Borrowed American Depositary
Shares

HEBEI, China, May 20, 2008  --  JA Solar Holdings Co., Ltd. (“JA Solar”) (NasdaqGM:JASO) today announced the closings on May 19, 2008 of its public offerings of $400 million aggregate principal amount of senior convertible notes due 2013 and up to 13,125,520 American depositary shares, or ADSs, which ADSs were borrowed by affiliates of the joint book-running managers of the notes offering pursuant to ADS lending agreements with JA Solar. The notes sold include $50 million aggregate principal amount of notes issued pursuant to the underwriters' exercise in full of their option to purchase additional notes.

The notes will pay interest semi-annually at the annual rate of 4.50%, and mature on May 15, 2013. Prior to February 15, 2013, the notes will be convertible upon specified events and, thereafter, at any time, based on an initial conversion rate of 32.8138 ADSs per $1,000 principal amount of notes, which represents an initial conversion price of approximately $30.475 per ADS. The initial conversion rate, and thus the initial conversion price, will be subject to adjustment under certain circumstances. Upon conversion, JA Solar will have the right to deliver (i) ADSs or (ii) cash and, if applicable, ADSs. JA Solar currently intends to satisfy its conversion obligation upon any conversion of notes by delivering cash, and, if applicable, ADSs.

Holders of the notes may require JA Solar to repurchase the notes upon certain fundamental changes. On or after May 15, 2011, JA Solar may redeem all or a portion of the notes if the closing sale price of its ADSs has been at least 130% of the then applicable conversion price for at least 20 trading days during any period of 30 consecutive trading days, including the last trading day of such period, ending on the trading day preceding the date on which JA Solar provides notice of redemption.

JA Solar intends to use the net proceeds of the notes offering for the purchase and construction of manufacturing equipment and facilities, the purchase and prepayment of raw materials, working capital and other general corporate purposes.

In connection with the notes offering, JA Solar has entered into capped call transactions with financial institutions that are affiliates of the joint book-running managers of the notes offering (the “counterparties”). Pursuant to the capped call transactions, JA Solar purchased capped call options from the counterparties with a strike price equal to the conversion price of the notes and a cap price of $37.375 per ADS, which is 62.5% higher than the offer price of the borrowed ADSs initially offered by the concurrent offering. The capped call transactions are expected to reduce the potential dilution upon conversion of the notes.

In connection with hedging the capped call transactions, JA Solar has been advised by the counterparties that they or their affiliates expect to enter into various over-the-counter cash settled derivative transactions with respect to the ADSs concurrently with or shortly after the pricing of the notes and to purchase ADSs in secondary market transactions shortly after the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of the ADSs or the notes concurrently with or following the pricing of the notes. In addition, JA Solar has been advised by the counterparties that they or their affiliates expect to modify or unwind their hedge positions by purchasing or selling ADSs in secondary market transactions and/or entering into or unwinding various derivative transactions prior to maturity of the notes (including during any conversion period related to the conversion of the notes). These activities could have the effect of increasing, preventing a decline in or adversely impacting the price of the ADSs or the notes.

In connection with the notes offering and the entry into the capped call transactions, JA Solar entered into ADS lending agreements with affiliates of the joint-book running managers of the notes offering (the “ADS borrowers”), pursuant to which JA Solar on May 19, 2008 loaned 13,125,520 ADSs to the ADS borrowers. Concurrently with the offering of notes, the ADS borrowers sold borrowed ADSs pursuant to a separate prospectus supplement (the “ADS prospectus supplement”). 6,590,312 of the borrowed ADSs were sold on May 19, 2008 at $23.00 per ADS and the remaining borrowed ADSs will be subsequently sold at prevailing market prices at the time of sale or at negotiated prices.

The ADS borrowers will receive all of the proceeds from the sale of the borrowed ADSs. JA Solar will not receive any of the proceeds from the sale of the borrowed ADSs, but received a nominal lending fee for the use of the borrowed ADSs. The sale of the borrowed ADSs is intended to facilitate privately negotiated transactions or short sales by which investors in the notes will hedge their investment in the notes and/or by which the counterparties will hedge the capped call transactions.

While the borrowed ADSs will be considered issued and outstanding for corporate law purposes, JA Solar believes that under U.S. GAAP currently in effect, the borrowed ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS because the ADSs borrowed pursuant to the ADS lending agreements are required to be returned to JA Solar by May 15, 2013.

Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC acted as joint book-running managers for the notes offering and the ADS offering, and Needham & Company, LLC and Piper Jaffray & Co. served as co-managers for the notes offering.

The concurrent offerings were made under JA Solar’s shelf registration statement filed with the Securities and Exchange Commission on May 12, 2008. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of the notes prospectus supplement and the ADS prospectus supplement and the accompanying prospectus may be obtained from Lehman Brothers Inc., c/o Broadridge Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847 / fax: 631-254-7140, or email: qiana.smith@broadridge.com, or Credit Suisse Securities (USA) LLC,

Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is a manufacturer of high-performance solar cells and sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity.

NOTE: This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed offerings, the use of the net proceeds from the notes offering, the effect of the capped call transactions and the belief that the borrowed ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS. These forward-looking statements involve risks and uncertainties. Factors that could cause actual events to differ materially from those predicted in such forward-looking statements include market conditions, potential fluctuations in the price of JA Solar’s ADSs, management’s broad discretion over the use of the net proceeds of the notes offering, or changes in U.S. generally accepted accounting principles or in their interpretation. Certain of these risks and others are detailed from time to time in JA Solar’s reports filed with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 20-F for the year ended December 31, 2007.

Contact:

         JA Solar
         Victoria Yuan, IR Director
         +86-21-6095-5981
         ir@jasolar.com

         The Ruth Group
         Tyler Wilson
         +1-646-536-7018
         twilson@theruthgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Huaijin Yang

Name:	Huaijin Yang

Title:	Chief Executive Officer

Date: May 20, 2008